April 18, 2024

Catherine De Lorenzo

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gem Industries Group, Inc.
Offering Statement on Form 1-A Filed April 2, 2024 File No. 024-12423

Dear Ms. De Lorenzo:

We are in receipt of your letter dated April 16, 2024, setting forth certain comments to the Offering Statement on Form 1-A which was filed on April 2, 2024, by Gem Industries Group Inc., an Oklahoma corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A

Cover Page

1. We note that you may issue the securities under this offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. Please revise your offering statement to explain under Distribution what "other consideration" is intended to cover and the process for the offer and acceptance of non-cash consideration. Confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. Please also revise your subscription agreement to include a description of these other types of consideration.

Response: The Company has removed the above reference to “other consideration.”

Signatures, page F-9

2. Please revise your signature page to include the issuer signature. You may refer to the Signatures section of Form 1-A for guidance.

Response: The Company has revised as requested.

Exhibits

3. Please file the corporate bylaws as an exhibit. You may refer to Item 17(2) of Form 1-A for guidance.

Response: The Company has attached the Bylaws as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (405) 955-4850. Thank you for your attention to this matter.

Sincerely,

/s/ Dawn Blevins
CEO and Director